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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                           MILLER EXPLORATION COMPANY
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                   600533 20 2
                                 (CUSIP Number)

                                November 1, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

 X   Rule 13d-1(c)

[_]  Rule 13d-1(d)

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CUSIP NO. 600533 20 2
--------------------------------------------------------------------------------

1     Name of Reporting Person: DAVID A. MILLER

      I.R.S. Identification Number of Above Person (entities only):
--------------------------------------------------------------------------------

2     Check the Appropriate Box if a Member of a Group                 (a)  x

                                                                       (b) [_]
--------------------------------------------------------------------------------

3     SEC Use Only

--------------------------------------------------------------------------------

4     Citizenship or Place of Organization    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                                    5     Sole Voting Power             97,774
   Number of Shares Beneficially  ----------------------------------------------
                                    6     Shared Voting Power            8,403
      Owned by Each Reporting     ----------------------------------------------
                                    7     Sole Dispositive Power        97,774
            Person With           ----------------------------------------------
                                    8     Shared Dispositive Power       8,403
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned by Each Reporting Person     106,177
--------------------------------------------------------------------------------

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [_]
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11    Percent of Class Represented by Amount in Row (9)                   5.4 %
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12    Type of Reporting Person                                       IN
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                                     Page 2

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CUSIP NO. 600533 20 2
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1     Name of Reporting Person: OAK SHORES INVESTMENTS, INC.

      I.R.S. Identification Number of Above Person (entities only):
--------------------------------------------------------------------------------

2     Check the Appropriate Box if a Member of a Group                 (a)  x

                                                                       (b) [_]
--------------------------------------------------------------------------------

3     SEC Use Only

--------------------------------------------------------------------------------

4     Citizenship or Place of Organization    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                                    5     Sole Voting Power                  0
   Number of Shares Beneficially  ----------------------------------------------
                                    6     Shared Voting Power            8,403
      Owned by Each Reporting     ----------------------------------------------
                                    7     Sole Dispositive Power             0
            Person With           ----------------------------------------------
                                    8     Shared Dispositive Power       8,403
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned by Each Reporting Person       8,403
--------------------------------------------------------------------------------

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [_]
--------------------------------------------------------------------------------

11    Percent of Class Represented by Amount in Row (9)                     .4 %
--------------------------------------------------------------------------------

12    Type of Reporting Person                                       CO
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This Amendment No. 2 to the Schedule 13G amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on or about February 18, 1998 by David A. Miller and Oak Shores Investments, Inc.,(each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock $0.01 par value of Miller Exploration Company.

Item 1(a).     Name of Issuer.

               MILLER EXPLORATION COMPANY

Item 1(b).     Address of Issuer's Principal Executive Offices.

               3104 LOGAN VALLEY ROAD
               TRAVERSE CITY, MI 49684


Item 2(a).     Names of Person Filing.

               This statement is being filed jointly on behalf of David A. Miller and Oak Shores Investments, Inc. a corporation owned by a revocable trust of which David A. Miller is the sole trustee.

Item 2(b).     Address or Principal Business Office or, if none, Residence.

               The address of David A. Miller and principal business office of Oak Shores Investments, Inc., is 8808 Pine Island Court, Mattawan, Michigan 49071.


Item 2(c).     Citizenship.

               UNITED STATES OF AMERICA

Item 2(d).     Title of Class of Securities.

               COMMON STOCK, $0.01 PAR VALUE

Item 2(e).     CUSIP Number.

               600533 20 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               NOT APPLICABLE

Item 4.        Ownership.

         (1)

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                (a)  Amount Beneficially Owned by David A. Miller:    106,177
                (b)  Percent of Class: 5.4%

                (c)  Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote:   97,774
                     (ii)   Shared power to vote or to direct the vote:   8,403
                     (iii)  Sole power to dispose or to direct the
                            disposition of:     97,774
                     (iii) Shared power to dispose or to direct the disposition of: 8,403

         (2)

                (a)  Amount Beneficially Owned by Oak Shores Investments,
                     Inc.:     8,403
                (b)  Percent of Class: .4%

                (c)  Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote:   0
                     (ii)   Shared power to vote or to direct the vote:   8,403
                     (iii)  Sole power to dispose or to direct the disposition
                            of:   0
                     (iii)  Shared power to dispose or to direct the disposition
                            of:   8,403

                Mr. Miller has a pecuniary interest in 127,551 shares of Common Stock owned by the Kellie K. Miller Trust dated July 14, 1989 in which Kellie K. Miller is trustee. Kellie K. Miller is the spouse of David A. Miller. Mr. Miller does not have voting or dispositive power over these shares and , therefore, such shares are not included in this report

Item 5.         Ownership of Five Percent or Less of a Class.

                NOT APPLICABLE

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.

                NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                NOT APPLICABLE

Item 8.         Identification and Classification of Members of the Group.

                The filing group is comprised of David A. Miller and Oak Shores Investments, Inc., a corporation owned by a revocable trust of which David A. Miller is sole trustee.

Item 9.         Notice of Dissolution of Group.

                NOT APPLICABLE

Item 10.        Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or

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                  influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

Date:     January 28, 2003                   /s/ David A. Miller
                                             -------------------
                                             David A. Miller

                                             OAK SHORES INVESTMENT, INC.

                                             DAVID A. MILLER


                                             By: /s/ David A. Miller
                                                 -------------------
                                                 David A. Miller, Trustee


                         [Signature Page - Schedule 13G]

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                                  EXHIBIT INDEX

   Exhibit Number                          Document
   --------------                          --------

       99.1 Joint Filing Agreement dated February 17, 1998 (previously filed as an exhibit to the Schedule 13G filed by David A. Miller, David A. Miller Trust and Oak shores Investments, Inc. on February 19, 1998)

       99.2 Members of Group (previously filed as an exhibit to the Schedule 13G filed by David
                                  A. Miller, David A. Miller Trust and Oak
                                  shores Investments, Inc. on February 19,
                                  1998)

                         [Signature Page - Schedule 13G]